McMoRan Exploration Co. 1615 Poydras Street New Orleans, LA 70112
November 19, 2010
Via EDGAR and Facsimile
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Tracey L. McNeil

Re:	McMoRan Exploration Co. Revised Schedule 14A Preliminary Proxy Statement Filed November 8, 2010 File No. 001-07791
Dear Ms. McNeil:
     On behalf of McMoRan Exploration Co. (“McMoRan,” the “Company” or “we”), we are submitting this letter in response to the comments received from the Securities and Exchange Commission’s staff (the “Staff”) by facsimile dated November 18, 2010, in connection with the Company’s revised preliminary proxy statement filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2010. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response. We will include these revised disclosures in our Schedule 14A Definitive Proxy Statement, which we intend to file with the Commission on or about November 23, 2010. Capitalized terms in the responses have the meanings set forth in our proxy statement unless otherwise indicated.
Summary Term Sheet of the Acquisition, page 1
     Comment 1: Clarify the extent to which the Acquisition and the Financing, while two separate proposals, are contingent upon each other and the impact if one or the other is not approved by shareholders.
     Response 1: In response to the Staff’s comment, we will clarify the extent to which the Acquisition and Financing are contingent upon each other and the impact if one or the other is not approved by shareholders in the section titled “Summary Term Sheet of the Acquisition” as reflected below (new language underlined):

Securities and Exchange Commission
November 19, 2010

Consequences of Not Obtaining Stockholder Approval of Proposals: A condition to the completion of the Acquisition is the concurrent completion of the $900 million financing transactions, and a condition to the completion of the $900 million financing transactions is the concurrent consummation of the Acquisition. If our stockholders do not approve Proposal No. 1, we will be unable to consummate the Acquisition, and we will be contractually obligated to pay PXP a termination fee of $9.75 million upon termination of the merger agreement and an additional fee of $15.25 million if within twelve months of the termination, we enter into an acquisition transaction with another party and certain other requirements are met. Additionally, if our stockholders do not approve Proposal No. 1, we will be unable to consummate the financing with the Institutional Investors, and we will be unable to consummate the FCX Issuance, unless we mutually agree with FCX to waive the condition to closing that the Acquisition be consummated. If our stockholders do not approve Proposal No. 2, the $900 million financing transactions will not be consummated, and the Acquisition will not be consummated, unless we mutually agree with PXP to waive the condition to closing that the financing be obtained. If this closing condition is not waived, we will be contractually obligated to pay PXP the $9.75 million termination fee and an additional fee of $15.25 million if within twelve months of the termination, we enter into an acquisition transaction with another party and certain other requirements are met. We will require significant capital to further evaluate and develop certain of our prospects and to fund our ongoing exploration and development program. If we are unable to complete the $900 million financing transactions, it may be necessary for us to seek alternative financing, which may be difficult or costly to obtain. For more information, see “Proposal No. 1 — Potential Consequences if Proposal No. 1 is Not Approved” and “Proposal No. 2 — Potential Consequences if Proposal No. 2 is Not Approved.”
The Transactions, page 10
     Comment 2: We note your response number 4. However, while you indicate the need to be “sufficiently capitalized,” you do not explain why you chose to arrange the financing with FCX, an affiliate, and how you determined that those were the best terms that you could arrange. You do not indicate whether you sought out any other parties as a source of that financing. Please expand your disclosure to address this issue.
     Response 2: In response to the Staff’s comment, we propose to revise the first paragraph under “The Transactions” on page 10 into three paragraphs to read as follows (new language underlined):
On September 19, 2010, we entered into an Agreement and Plan of Merger with PXP pursuant to which we agreed to acquire PXP’s shallow water Gulf of Mexico shelf assets for a combination of 51 million shares of our common stock and $75 million in cash, as may be adjusted, pursuant to the Merger Agreement. Upon concurrent completion of the Acquisition, we will also complete the private placement of $900 million in convertible

Securities and Exchange Commission
November 19, 2010

securities, comprised of $200 million of 7-year 4% Convertible Senior Notes, which will be sold to the Institutional Investors, and $700 million of 5 3/4% Convertible Perpetual Preferred Stock, of which $500 million of one series will be sold to FCX and $200 million of another series will be sold to the Institutional Investors. For more information see “Proposal No. 1 — Background of the Acquisition.” ~~and “Proposal No. 2 — Background of the Transaction with FCX.”~~

The financing transactions with FCX and the Institutional Investors were entered to fund our exploration and development program, including funding of the development of the PXP properties being acquired. During the first half of 2010, we began to evaluate, consider and pursue potential financing alternatives, including contacting potential third party investors. In order to expand our evaluation of all potential financing alternatives, McMoRan’s board determined that a potential investment by FCX should also be considered along with continuing to pursue any other financing alternatives that may be available to McMoRan. Because six members of the McMoRan board also serve on FCX’s board of directors, our board authorized a special committee of independent directors to consider and evaluate a potential financing transaction with FCX. As part of its process, representatives of McMoRan’s special committee also contacted potential third party investors, but the potential investors were not interested in engaging in a financing transaction with McMoRan at that time. During this period, McMoRan’s management also continued to pursue financing from third parties, including the Institutional Investors. In reviewing the terms of the potential financing transaction with FCX, McMoRan’s special committee also reviewed the financing terms of the transaction with the Institutional Investors negotiated by management. The terms of the FCX transaction were approved by a special committee of independent directors of the McMoRan board, following negotiations with a special committee of independent directors of the FCX board. For more information regarding the McMoRan special committee’s evaluation, negotiation and approval of the terms of the transaction with FCX, please see “The Transactions — Transaction with FCX — Special Committee of Independent Directors” and “Proposal No. 2 — Background of the Transaction with FCX.”

The following are descriptions of the Acquisition, the Institutional Private Placements and the transaction with FCX, including a summary of the material terms of the agreements entered into in connection with the transactions.
Background of the Acquisition, page 23
     Comment 3: In your revised disclosure, you indicate that you engaged Hanover Advisors LLC. Furnish the information required by Item 1015(b) of Regulation M-A. We note that the Acquisition is an Item 14 transaction.
     Response 3: Hanover did not provide McMoRan with “a report, opinion or appraisal materially relating to the transaction” as described in Item 14(b)(6) of Schedule 14A.

Securities and Exchange Commission
November 19, 2010

Accordingly, we will add disclosure stating this point. In addition, we will include additional disclosures regarding Hanover in the fifth paragraph under “Proposal No. 1 — Background of the Acquisition” as reflected below (new language underlined):
On June 15, 2010, the Chairman of PXP and the Co-Chairman, President and Chief Executive Officer of McMoRan met at PXP’s office in Houston to further discuss a potential combination of PXP’s Gulf of Mexico assets with McMoRan’s assets. On June 21, we entered into a confidentiality agreement with PXP. On June 22, 2010, McMoRan’s advisor, Hanover Advisors LLC, a financial consulting firm specializing in oil and gas (“Hanover”), discussed with the Chairman of PXP potential structures and valuations for combining PXP’s offshore assets with McMoRan’s assets. McMoRan retained Hanover to act as its financial advisor in connection with the Acquisition because of its qualifications, reputation and expertise with respect to the oil and gas industry. McMoRan believed that Hanover’s oil and gas expertise qualified Hanover to provide financial consulting services to McMoRan in connection with the proposed Acquisition. Hanover had not been engaged by McMoRan during the preceding two years. Hanover did not provide a report, opinion or appraisal materially relating to the Acquisition.
     Comment 4: We note your response to prior comment 6. Expand your discussion of the July 29, 2010 meeting to quantify the proven reserves and the value attached to those reserves. Define, and likewise quantify, the “potential future reserve additions” and McMoRan’s “public market valuation.” We note also your statement that “[a] large portion of the value was assigned to the future potential of the exploration properties being acquired.” Explain and quantify that statement.
     Response 4: In response to the Staff’s comment, we will revise the seventh paragraph under “Proposal No. 1 — Background of the Acquisition” at the top of page 24 to read as follows (new language underlined):
On July 29, 2010, management of McMoRan and PXP and their respective advisors held a conference call to review McMoRan’s proposed valuation methodology for the transaction, which included values assigned to the proven reserves based on a discounted cash flow analysis and values assigned to potential future reserve additions based on McMoRan’s public market valuation. At the time the transaction was being negotiated, McMoRan’s equity market capitalization approximated $1.2 billion (based on a share price of $11.25 per share) and its enterprise value (equity market capitalization plus debt less cash) approximated $1.4 billion. Because McMoRan already owned interests in the significant assets proposed to be acquired, the methodology considered McMoRan’s ~~public market valuation~~ enterprise value, adjusted for the value of assets not jointly owned with PXP, as a basis to determine the implied market valuation of the PXP interests. McMoRan’s discounted cash flow analysis for the estimated proven reserves being acquired, using reserve estimates of 60 billion

Securities and Exchange Commission
November 19, 2010

cubic feet of natural gas equivalents, prevailing forward prices for natural gas and oil and a discount rate of 10%, indicated a value attributable to proven reserves approximating $225 million. ~~A large portion of~~ The balance of the ~~value~~ valuation was assigned to the future potential of the exploration properties being acquired. McMoRan estimated potential of over 6.6 trillion cubic feet of natural gas equivalents from the exploratory prospects being acquired. At the time the transaction was being negotiated and based on McMoRan’s estimates of the values reflected in McMoRan’s enterprise value attributable to its existing interests in the jointly owned exploratory prospects, McMoRan assigned approximately $400 — $500 million in value for the future potential of the PXP exploration properties being acquired. In order for PXP to participate in the future economic risks and rewards of the acquired properties, McMoRan proposed that the consideration be paid principally in stock, which would result in PXP realizing higher or lower values from these properties based on the future performance of McMoRan. The parties agreed to the conceptual valuation methodology and that the transaction would be conditioned upon the completion of significant new financing by McMoRan. The parties continued to engage in discussions about the portion of the consideration to be paid in cash.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page B-1
     Comment 5: We have read your response to prior comment 14 in which you indicate that the pro forma incremental charges associated with adjustments (e) and (f) reflect the application of successful efforts accounting and the assumption that the transaction occurred on January 1, 2009. We understand you believe this adjustment has a continuing impact as you believe impairment charges are recurring in the normal course of business for oil and gas companies, and you expect to continue to incur this type of charge in the future. However, it remains unclear to us how impairment and related charges associated with specific properties have a continuing impact particularly in light of the fact that the purchase price of the properties appears to have included knowledge of the facts underlying such charges for these properties and the outcome of your future exploration and drilling efforts for these specific properties is currently not foreseeable. Please explain to us in further detail why you believe these adjustments meet the continuing impact criterion or remove them as pro forma adjustments.
     Response 5: We will discuss SAB Topic 2D (adjustments to conform accounting methods) with Accounting Staff.

     The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 19, 2010

     If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

Sincerely,
/s/ Douglas N. Currault II
Douglas N. Currault II
Assistant General Counsel & Assistant Secretary

cc:	James R. Moffett Richard C. Adkerson John G. Amato Nancy D. Parmelee Kathleen L. Quirk